UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Syntel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162H103

(CUSIP Number)

R. S. Ramdas

1001 Brickell Bay Drive, Suite 3102/8

Miami, FL 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 87162H103

1.	Name of reporting persons Neerja Sethi
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
	7.	Sole voting power 20,102,716*
	8.	Shared voting power 4,355,556**
	9.	Sole dispositive power 20,102,716*
	10.	Shared dispositive power 4,355,556**
11.	Aggregate amount beneficially owned by each reporting person 24,458,272* **
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 29.2%
14.	Type of reporting person IN

*	Neerja Sethi disclaims beneficial ownership of 7,100 shares held by various educational trusts for which Neerja Sethi is the sole trustee.
**	The common stock with respect to which Neerja Sethi shares voting and dispositive power includes (i) 150,000 shares held by the BD Trust dated May 17, 1997 III (“Trust III”), (ii) 150,000 shares held by the BD Trust dated May 17, 1997 IV (“Trust IV”), and (iii) 4,055,556 shares held by a charitable foundation. Neerja Sethi is a co-trustee of each of the trusts and a director of the charitable foundation. Neerja Sethi disclaims beneficial ownership of the 4,355,556 shares held by Trust III, Trust IV, and the charitable foundation.

This Amendment No. 7 amends the Schedule 13D filed with the Securities and Exchange Commission on January 7, 2005, as amended by Amendment No. 1 filed on February 14, 2005, Amendment No. 2 filed on January 9, 2006, Amendment No. 3 filed on February 15, 2006, Amendment No. 4 filed on August 15, 2011, Amendment No. 5 filed on March 1, 2013, and Amendment No. 6 filed on June 10, 2013 on behalf of Neerja Sethi (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

All share amounts given in this Amendment No. 7 reflect a two for one stock split of the Common Stock declared by the Issuer in September 2014 and effective November 3, 2014.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

As of the date of this Amendment No. 7, the Reporting Person does not have any specific plans or proposals that would result in any of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D. In connection with estate, tax and financial planning purposes, the Reporting Person may have discussions from time to time with third parties regarding a potential sale of all or a portion of the Common Stock reported in this Schedule 13D. Those discussions, whether initiated by third parties or the Reporting Person, may lead to a plan or proposal which relates to or would result in the matters described in clauses (a) and (b) of Item 4 of Schedule 13D, which, in turn, may lead to any or all of the other matters described in clauses (c) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 7, Neerja Sethi is deemed to beneficially own an aggregate of 24,458,272 shares of Common Stock, which represents approximately 29.2% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on June 30, 2015, as reported in Syntel’s Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on August 4, 2015 (file No. 0-22903). Neerja Sethi disclaims beneficial ownership of an aggregate of 4,355,556 shares held by Trust III and Trust IV, and a charitable foundation for which Neerja Sethi acts as either a co-trustee or a director (the “Foundation”), as well as 7,100 shares held by various educational trusts for which Neerja Sethi is the sole trustee.

(b) Neerja Sethi has sole power to vote, direct the vote, dispose or to direct the disposition over 20,102,716 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 4,355,556 shares of Common Stock.

With regard to Trust III and Trust IV, Neerja Sethi shares such power to vote, direct the vote, dispose or to direct the disposition with Rakesh Vij, as co-trustees. Rakesh Vij owns a household products trading company, RK International Inc., 5607 Hartsdale Dr., Houston, Texas 77036, which is also Rakesh Vij’s business address. During the past five years, Rakesh Vij has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to federal or state securities laws. Rakesh Vij is a citizen of the United States of America.

With regard to the Foundation, Neerja Sethi shares such power to vote, direct the vote, dispose, or to direct the disposition of the Common Stock with Bharat Desai, Saahill Desai, and Pia Desai, as directors of the Foundation. Bharat Desai is a director and the Chairman of Syntel, Inc., 525 E. Big Beaver Rd., Suite 300, Troy, Michigan 48073 and has a business address of 1001 Brickell Bay Drive, Suite 3102, Miami, Florida 33131. Saahill Desai is employed by DS Maris Advisors LLC, an investment consulting firm, 1001 Brickell Bay Drive, Suite 3102/8, Miami, Florida 33131, which is also Saahill Desai’s business address. Pia Desai is employed by DS Advisors LLC, an investment consulting firm, 1001 Brickell Bay Drive, Suite 3102/8, Miami, Florida 33131, which is also Pia Desai’s business address. During the past five years, neither Bharat Desai, Saahill Desai, nor Pia Desai have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to federal or state securities laws. Bharat Desai, Saahill Desai, and Pia Desai are each citizens of the United States of America.

(c) Since the filing of Amendment No. 6 to this Schedule 13D, the Foundation has reduced its holdings in the Common Stock by 406,434 shares, including a charitable donation of 100,000 shares on September 17, 2015.

(d) Not applicable.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated: September 17, 2015

/s/ Neerja Sethi
Neerja Sethi